Solitario Zinc Corp
4251 Kipling St., Suite 390
Wheat Ridge, CO 80033

October 5, 2020

BY EDGAR

United States Securities and Exchange Commission
Attention: Karina Dorin
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Solitario Zinc Corp.
Registration Statement on Form S-3
File No. 333-249129

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on October 8, 2020, or as soon thereafter as practicable.

Very truly yours,

SOLITARIO ZINC CORP.

By: /s/ James R. Maronick
Name: James R. Maronick
Title: Chief Financial Officer

cc: Peter F. Waltz